UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

MARKER THERAPEUTICS, Inc.

(Name of Issuer)

COMMON STOCK, $0.0010 PAR VALUE PER SHARE

(Title of Class of Securities)

57055L107

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57055L107	13D/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,966,668
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,966,668

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,966,668
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* As of the filing date and as described in Items 4, 5(a) and 5(b), Eastern Capital Limited beneficially owns 3,550,001 shares of Common Stock and 416,667 shares of Common Stock issuable upon exercise of the Series F-1 Warrant.

CUSIP No. 57055L107	13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,966,668
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,966,668

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,966,668
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* As of the filing date and as described in Items 4, 5(a) and 5(b), Portfolio Services Ltd. beneficially owns 3,550,001 shares of Common Stock and 416,667 shares of Common Stock issuable upon exercise of the Series F-1 Warrant.

CUSIP No. 57055L107	13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,966,668
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,966,668

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,966,668
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*As of the filing date and as described in Items 4, 5(a) and 5(b), Kenneth B. Dart beneficially owns 3,550,001 shares of Common Stock and 416,667 shares of Common Stock issuable upon exercise of the Series F-1 Warrant.

CUSIP No. 57055L107	13D/A	Page 5 of 7

Explanatory Note: This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) relates to shares of common stock, par value $0.0010 per share (the “Common Stock”), of MARKER THERAPEUTICS, Inc., (the “Issuer”). This Amendment No. 13 amends the original Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) by the Reporting Persons as previously amended by Amendments No. 1 through 12 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 13, all previous Items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons sold an aggregate 500,000 shares of the Issuer’s Common Stock in open market transactions.

Date	Number of Shares Sold	Weighted Average Selling Price
March 15, 2021	500,000	1.8577[1]

(1)	The Price reported is a weighted average price. These shares of Common Stock were sold through a broker dealer in multiple transactions at prices ranging from $ 1.85 to $1.91. Full information regarding the number of shares sold at each separate price can be furnished to the SEC staff upon request.

The Reporting Persons intend generally to dispose of additional shares of Common Stock, subject to various factors, including but not limited to market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions. However, the Reporting Persons have no specific plans or proposals to dispose of any specific number of shares of Common Stock or at any specific prices and the Reporting Persons reserve the right to change their current intentions. Except as otherwise described above, the Reporting Persons have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) – (c)

As of the date hereof, Eastern Capital Limited beneficially owns 3,966,668 shares of the Issuer’s Common Stock, representing 5.0% of the Issuer’s outstanding Common Stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd., and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 3,966,668 shares of the Issuer’s Common stock, representing 5.0% of the Issuer’s outstanding Common Stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 3,966,668 shares of the Issuer’s Common Stock, representing 5.0% of the Issuer’s outstanding Common Stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

The percentage ownership is based on 79,303,072 shares of the Issuer’s Common Stock outstanding, as at March 15, 2021.

There have been no reportable transactions with respect to the Issuer’s Common Stock within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

CUSIP No. 57055L107	13D/A	Page 6 of 7

Item 5 (d) Not Applicable

Item 5 (e)

On March 15, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 13 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

CUSIP No. 57055L107	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
03/15/2021 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
03/15/2021 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
03/15/2021 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title